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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14299

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/20 (MM/DD/YY) AND ENDING 06/30/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wilson-Davis & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

236 South Main Street
(No. and Street)

Salt Lake City	Utah	84101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William L. Walker (801) 532-1313
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haynie & Company
(Name – *if individual, state last, first, middle name*)

1785 West 2320 South	Salt Lake City	Utah	84119
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

WILSON-DAVIS & COMPANY, INC.

FORM X-17A-5

WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED JUNE 30, 2021

WILSON-DAVIS & COMPANY, INC.

TABLE OF CONTENTS



Haynie &
Company

Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119

📞 801-972-4800

📠 801-972-8941

🌐 www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Wilson-Davis & Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Wilson-Davis & Company, Inc. as of June 30, 2021, the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Wilson-Davis & Company, Inc. as of June 30, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Wilson-Davis & Company, Inc.'s management. Our responsibility is to express an opinion on Wilson-Davis & Company Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Wilson-Davis & Company, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I – Computation of Net Capital, Schedule II – Reconciliation to Respondent's Unaudited Computation, Schedule III – Computation for Determination of Customer Account Reserve Requirements of Broker and Dealers Under Rule 15c3-3 of the Securities and Exchange Commission, Schedule IV – Reconciliation of Computation for Determination of Customer Account Reserve Requirements Under Rule 15c3-3, Schedule V – Computation for Determination of PAB Account Reserve of Broker and Dealers Under Rule 15c3-3 of the Securities and Exchange Commission, Schedule VI – Reconciliation of Computation for Determination of PAB Account Reserve Requirements Under Rule 15c3-3, and Schedule VII – Information for Possession or Control Requirements Under Rule 15c3-3, (the Supplemental Information), has been subjected to audit procedures performed in conjunction with the audit of Wilson-Davis & Company, Inc.'s financial statements. The Supplemental Information is the responsibility of Wilson-Davis & Company, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the

supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Haynie & Company

Salt Lake City, Utah
August 31, 2021

We have served as Wilson-Davis & Company, Inc.'s auditor since 2016.

OATH OR AFFIRMATION

I, William L. Walker   , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
    Wilson-Davis & Company, Inc.   , as
of   June 30   , 20 21   , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:



Signature

Secretary

Title



Notary Public



REGINA WHITE
Notary Public, State of Utah
Commission # 707875
My Commission Expires On
August 24, 2023

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

3

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2021

ASSETS

Assets:

Cash and cash equivalents	$ 6,651,044
Cash segregated in accordance with Federal regulations - customers	57,575,000
Cash segregated in accordance with Federal regulations - PAB	200,000
Receivables from broker dealers and clearing organization	23,725,089
Receivables from customers, net of allowance for doubtful accounts of $50,000	2,157,914
Trading securities, at market value	88,006
Commissions receivable	16,908
Cash deposits with clearing organization and other broker dealers	4,036,488
Property and equipment, at cost, less accumulated depreciation and amortization of $306,660	86,425
Operating lease right-of-use asset	396,809
Other assets	416,509
Total assets	**$ 95,350,192**

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Payables to customers	$ 77,037,219
Accounts of and payables to officers and directors	3,036,817
Accounts payable and accrued expenses	2,846,320
Commissions, payroll and payroll taxes payable	1,175,006
Accrued contingent liability	100,000
Payables to broker dealers and clearing organization	944,584
Subordinated borrowings from officers and directors	650,000
Paycheck Protection Program loan	494,782
Trading account deposit	100,000
Income taxes payable	185,496
Operating lease liability	408,281
Deferred income tax liability	4,500
Total liabilities	**86,983,005**

Stockholders' equity:

Common stock, $.10 par value, 1,000,000 shares authorized, 410,000 shares issued and outstanding	41,000
Additional paid-in capital	303,837
Retained earnings	8,022,350
Total stockholders' equity	**8,367,187**
Total liabilities and stockholders' equity	**$ 95,350,192**

The accompanying notes are an integral part
of the financial statements.

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED JUNE 30, 2021

Revenues:	
Commissions	$ 20,843,365
Clearing fees	378,709
Net gains on firm trading accounts	272,200
Interest income	247,863
Other	88,894
Total revenues	21,831,031
Expenses:	
Compensation, payroll taxes and benefits	14,140,871
Data processing and clearing costs	1,107,865
Regulatory, professional fees and related expenses	1,060,205
Communications	713,949
Occupancy and equipment	208,487
Transfer fees	101,457
Bank charges	88,245
Interest	45,698
Other expense	128,818
Total expenses	17,595,595
Income before income taxes	4,235,436
Income tax expense	1,062,734
Net income	$ 3,172,702

The accompanying notes are an integral part
of the financial statements.

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2021

Cash Flows from Operating Activities:		
Net income		$ 3,172,702
Noncash revenue and expense adjustments:		
Depreciation and amortization expense	35,189	
Change in deferred income taxes	3,400	
Loss on disposal of fixed assets	1,279	
(Increase) decrease in assets:		
Receivables from broker dealers and clearing organization	(20,810,882)	
Receivables from customers	(819,990)	
Receivables from officers and directors	185,087	
Trading securities, at market value	(21,076)	
Commissions receivable	(1,898)	
Cash deposits with clearing organization and other broker dealers	(1,600,000)	
Income tax receivable	127,689	
Operating lease right-of-use asset	(173,178)	
Other assets	74,556	
Increase (decrease) in liabilities:		
Payables to customers	38,316,345	
Accounts of and payables to officers and directors	1,332,211	
Accounts payable and accrued expenses	2,104,832	
Commissions, payroll and payroll taxes payable	868,234	
Income taxes payable	185,496	
Payables to broker dealers and clearing organization	923,661	
Operating lease liability	173,432	20,904,387
Net cash provided by operating activities		24,077,089
Cash Flows from Investing Activities:		
Cash paid for purchase of property and equipment	(42,386)	
Cash paid for purchase of other investments	(148,005)	
Net cash (used for) investing activities		(190,391)
Cash Flows from Financing Activities:		
Dividends paid	(32,800)	
Net cash (used for) financing activities		(32,800)
Net increase in cash and restricted cash		23,853,898
Cash and restricted at beginning of year		40,572,146
Cash and restricted cash at end of year		$ 64,426,044

Continued - next page

The accompanying notes are an integral part
of the financial statements.

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2021

Continued -

Supplemental disclosures of cash flow information:

1. Cash paid for:

Interest	$ 45,698
Income taxes	$ 806,614

2. Schedule of Non-cash Transactions:

   Fixed assets with a cost and accumulated depreciation of $60,572 and $59,293, respectively, were disposed of during the year ended June 30, 2021. The dispositions resulted in a loss on disposal of $1,279. No proceeds on disposal were received.

The accompanying notes are an integral part of the financial statements.

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED JUNE 30, 2021

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances - July 01, 2020	$ 41,000	$ 303,837	$ 4,882,448	$ 5,227,285
Increased by:				
Net income	--	--	3,172,702	3,172,702
Decreased by:				
Dividends paid	--	--	(32,800)	(32,800)
Balances - June 30, 2021	$ 41,000	$ 303,837	$ 8,022,350	$ 8,367,187

The accompanying notes are an integral part
of the financial statements.

WILSON-DAVIS & COMPANY, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO
CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED JUNE 30, 2021

Subordinated Borrowings; July 01, 2020	$ 650,000
Issuance of new loan	--
Principal payments on loans	--
Subordinated Borrowings; June 30, 2021	$ 650,000

The accompanying notes are an integral part
of the financial statements.

1. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    a. **Nature of Business**

    The Company is a securities broker and dealer, dealing in over-the-counter and listed securities. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

    Revenue is derived principally from trading in securities for its own account and for the accounts of customers for which a commission is received.

    The Company has operations in Utah, Arizona, California, Colorado, Florida, New York, Oklahoma and Texas. Transactions for customers are principally in the states where the Company operates, however, some customers are located in other states in which the Company is registered. Principal trading activities are conducted with other broker dealers throughout the United States.

    b. **Basis of Accounting**

    Revenues and expenses are recorded on the accrual basis of accounting in accordance with accounting principals generally accepted in the United States.

    c. **Revenue Recognition**

    The Company recognizes revenue in accordance with ASC 606 using the modified retrospective method. This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

    The Company acts as an agent by selling securities to customers and collecting commissions. The Company recognizes commissions on a trade date basis, which is the day the transaction is executed. The Company believes that the performance obligation is satisfied on the trade date because that is when the security is selected, the price is determined, the trade is executed, and the risks and rewards of ownership have been transferred to/from the customer.

    The Company also receives commissions on mutual funds purchased by customers. The Company believes that the performance obligation is not satisfied until the mutual funds are purchased by customers and recognizes the commission at that time.

    The Company performs vetting services to customers who wish to convert restricted stock to eligible trading stock. In addition, the Company charges clearing fees to another broker-dealer that it clears trades for. The Company recognizes revenue as the related performance obligations are satisfied.

d. **Cash and Cash Equivalents**

Cash and cash equivalents consist of cash in the Company's bank accounts and any highly liquid investments with an initial maturity of three months or less.

e. **Trading Securities**

Securities held in the Company's trading account and trading securities sold not yet purchased, consist primarily of over-the-counter securities and are valued based upon quoted market prices. The value of securities that are not readily marketable are estimated by management based upon quoted prices, the number of market makers, trading volume and number of shares held. Unrealized gains and losses are reflected in income in the financial statements.

f. **Property and Equipment**

Property and equipment are stated at cost less accumulated depreciation. Depreciation on property and equipment is provided using accelerated and straight-line methods over expected useful lives of three to seven years.

g. **Leases**

In February 2016, the FASB issued Accounting Standards Update (ASU) No. 2016-02, Leases. ASU 2016-02 requires a lessee to record a right-of-use asset and a corresponding lease liability on the statement of financial condition for all leases with terms longer than 12 months. Pursuant to this standard, the Company has recorded an operating lease right-of use ("ROU") asset and operating lease liability in the accompanying statement of financial condition as of June 30, 2021.

The Company leases office space under the terms of several operating leases. The determination of whether an arrangement is a lease is made at the lease's inception. Under ASC 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

ROU assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses the implicit rate when it is readily determinable. Since the Company's leases do not provide implicit rates, to determine the present value of lease payments, management uses the Company's estimated incremental borrowing rate based on the information available at lease commencement.

h. **Income Taxes**

The Company utilizes the asset and liability method to account for income taxes. The objective of this method is to establish deferred tax assets and liabilities for the temporary differences between net income for financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized.

Income tax expense or benefit is provided based upon the financial statement earnings of the Company. The allowance for doubtful accounts is deductible for financial statement purposes, but not for tax purposes. Depreciation expense is recognized in different periods for tax and financial accounting purposes due to the use of accelerated depreciation methods for income tax purposes. The tax effects of such differences are reported as deferred income taxes in the financial statements.

i.   **Fair Value of Financial Instruments**

FASB ASC 825-10 *Disclosures about Fair Value of Financial Instruments*, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. FASB ASC 825-10 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

The fair value of financial instruments classified as current assets or liabilities, including cash and cash equivalents, receivables, accounts payable and accrued expenses approximate carrying value, principally because of the short maturity of those items.

j.   **Management Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions regarding trading securities, depreciation and other matters that affect certain reported amounts and disclosures in the financial statements. Accordingly, actual results could differ from those estimates.

2.   **CASH AND RESTRICTED CASH**

The following table provides a reconciliation of cash and restricted cash reported within the statement of financial condition with the total of the same such amounts presented in the statement of cash flows.

Cash and cash equivalents	$ 6,651,044
Cash segregated in accordance with Federal regulations – customers	57,575,000
Cash segregated in accordance with Federal regulations – PAB	200,000
Total cash and restricted cash shown in the statement of cash flows	$ 64,426,044

3.   **CASH SEGREGATED IN ACCORDANCE WITH FEDERAL REGULATIONS**

The Company is required by Rule 15c3-3 of the Securities and Exchange Commission to maintain a cash reserve with respect to customers' transactions and credit balances, on a settlement date basis. Such a reserve is computed weekly using a formula provided by the rule and the reserve account must be separate from all other bank accounts of the Company. The required reserve as of June 30, 2021 was calculated to be $54,495,590. The Company had $57,575,000 cash on deposit in the reserve account, which was $3,079,410 more than the amount required. On July 1, 2021 the Company withdrew $2,775,000 from the reserve account in accordance with the rule which resulted in an excess of $304,410.

The Company is required by Rule 15c3-3 of the Securities and Exchange Commission to maintain a cash reserve with respect to broker-dealer transactions and credit balances. Such a reserve is computed weekly using a formula provided by the rule and the reserve account must be separate from all other bank accounts of the Company. The required reserve as of June 30, 2021 was calculated to be $100,000. The Company had $200,000 cash on deposit in the reserve account, which was $100,000 more than the amount required.

Notes to Financial Statements – continued

4. **RECEIVABLES & PAYABLES WITH BROKER DEALERS AND CLEARING ORGANIZATION**

    At June 30, 2021, amounts receivable and payable with broker dealers and the clearing organization include:

	Receivables	Payables
Due from or to the clearing organization, net	$ 2,768,634	$ 924,061
Fails to deliver and receive	20,956,455	20,523
Totals	$ 23,725,089	$ 944,584

5. **CUSTOMER RECEIVABLES AND PAYABLES**

    Accounts receivable from and payable to customers at June 30, 2021 include cash and margin accounts. Securities owned by customers are held as collateral for any unpaid amounts. Such collateral is not reflected in the financial statements. The Company provides an allowance for doubtful accounts, as needed, for accounts in which collection is uncertain. Management periodically evaluates each account on a case-by-case basis to determine impairment. Accounts that are deemed uncollectible are written off to bad debt expense. Bad debt expense net of bad debt recoveries and trading error adjustments for the year ended June 30, 2021 were $84,332.

6. **PROPERTY AND EQUIPMENT**

    Depreciation expense for the year ended June 30, 2021 was $35,189. Property and equipment are summarized by major classifications as follows:

Equipment	$ 167,977
Leasehold improvements	89,087
Software	84,304
Furniture and fixtures	51,717
	393,085
Less accumulated depreciation and amortization	(306,660)
	$ 86,425

7. **LINE OF CREDIT**

    The Company maintains a revolving line of credit with its bank. The credit arrangement has a maximum borrowing limit of $3,000,000. The line is available through October 15, 2021 and provides for interest at the prime rate plus 1%. The line of credit is secured by the assets of the Company and is guaranteed by the Company's chairman. The Company did not have an outstanding balance on the line of credit as of June 30, 2021. The line of credit contains certain loan covenants. Management believes the Company was in compliance with applicable covenants as of June 30, 2021. It is anticipated that the line of credit will not be renewed upon expiration.

8. **PAYCHECK PROTECTION PROGRAM LOAN**

On April 17, 2020, the Company received loan proceeds in the amount of $494,782 under the Paycheck Protection Program ("PPP"). The PPP was established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act") and provided for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after 24 weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness may be reduced if the borrower terminates employees or reduces salaries during the 24-week period. The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%. The Company used the proceeds for purposes consistent with the PPP and anticipates that it will be forgiven.

9. **SUBORDINATED LOAN AGREEMENTS**

The Company has entered into six subordinated loan agreements totaling $650,000, all of which is payable to current and former officers and directors of the Company. The agreements renew annually and provide for interest at 5% per annum. The Company anticipates that all notes will be renewed for additional one-year periods, unless circumstances or Company requirements change. The loan principal and interest are unsecured and subordinated in right of payment to all claims of present and future creditors of the Company.

The subordinated loan agreements have been approved by the Financial Industry Regulatory Authority (FINRA) and are available for computing net capital under the Securities and Exchange Commission's uniform net capital rule (see note 17). To the extent that the borrowings are required for compliance with the minimum net capital requirements, they may not be repaid.

10. **INCOME TAXES**

Income taxes are provided at statutory rates for the tax effects of transactions reported in the financial statements and consist of taxes which are due currently and for deferred taxes which relate to timing differences for the expense recognition of the allowance for doubtful accounts, depreciation and net operating loss carryforwards. Income tax expense computed at statutory rates consists of the following:

Federal income tax expense	$ 851,465
State and local income and franchise taxes	207,869
Change in deferred taxes for current year timing differences	3,400
Income tax expense	$ 1,062,734

The actual tax expense differs from the "expected" tax expense computed by applying the U.S. corporate rate of 21 percent as follows:

Computed "expected" federal tax expense	$ 889,442
Computed "expected" state tax expense	211,772
Computed "expected" state tax deduction	(44,472)
Effect of actual tax rate vs. "expected" tax rate	1,827
Impact of non-deductible expenses	4,165
Income tax expense	$ 1,062,734

Notes to Financial Statements – continued

In accordance with ASU No. 2015-17, "Income Taxes (Topic 740) – Balance Sheet Classification of Deferred Taxes", the Company reports their deferred tax liabilities and deferred tax assets, together as a single noncurrent item on the balance sheet. Using the applicable combined Federal and state tax rate of 26%, the deferred tax assets and liabilities are as follows:

	Amount	Rate	Tax
Deferred income tax asset			
Allowance for doubtful accounts	$ 50,000	26%	$ 13,000
Deferred income tax liability			
Tax depreciation in excess of book depreciation	($ 67,479)	26%	(17,500)
Net deferred income tax liability			($ 4,500)

The FASB has released accounting standards which require reporting entities to utilize different recognition thresholds and measurement requirements for uncertain tax positions than previously required. The Company has no uncertain tax positions that qualify for recognition or disclosure in the financial statements.

The Company files income tax returns in the U.S. federal jurisdiction and various state and local jurisdictions. The Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years before 2017.

11. OPERATING LEASE COMMITMENTS

The Company has operating lease obligations for office space at its headquarters location and two branch offices. One of the branch offices is on a month-to-month basis, while the remaining two leases have the following characteristics:

The Company renewed a three-year operating lease for office space in February 2021, which will expire January 31, 2024. The terms of the agreement call for an annual 3% escalation in rents and one three-year renewal option at market rates.

The Company entered into a 63-month operating lease for office space in April 2020, which will expire May 31, 2025. The terms of the agreement call for specific annual escalation in rents and two five-year renewal options at market rates.

Rent expense under the three operating agreements totaling $173,298 was charged to operations during the last fiscal year. The future minimum payments required by the office lease agreements in effect at June 30, 2021 are as follows:

Year Ending June 30	Amount
2022	$ 144,033
2023	151,901
2024	105,733
2025	38,984
Total lease payments	440,651
Less interest factor	(32,370)
Total operating lease liability	408,281
Less operating lease liability - current portion	127,379
Operating lease liability - long-term portion	$ 280,902

Notes to Financial Statements – continued

12. **LEASES**

As disclosed in Note 1, the Company adopted ASU No. 2016-02, *Leases* (Topic 842), which requires leases with durations greater than 12 months to be recognized on the statement of financial condition. The Company is a party to several multi-year operating leases for office space.

The Company uses its estimated cost of capital at lease commencement as its interest rate, as the operating lease does not provide a readily determinable implicit interest rate.

The following table presents the Company's lease-related assets and liabilities as of June 30, 2021:

Assets:		
Operating leases	Operating lease right-of-use asset	$ 396,809
	Total	$ 396,809
Liabilities:		
Operating leases	Operating lease liability - current portion	$ 127,379
Operating leases	Operating lease liability - long-term portion	280,902
	Total	$ 408,281
Weighted-average remaining term		3.09 years
Weighted-average discount rate		4.75%

13. **RETIREMENT PLANS**

The Company maintains a profit sharing and 401(k) retirement plan. All employees who meet certain age and length of service requirements are eligible to participate in the plan. Participants must work a minimum of 1,000 hours per year and become fully vested after six years of service. The plan allows employees to make elective deferrals and provides for discretionary contributions to be determined by the Board of Directors. A profit-sharing contribution totaling $375,000 was accrued and charged to operations for the year ended June 30, 2021.

14. **RELATED PARTY TRANSACTIONS**

a. **Officer and director accounts**

At June 30, 2021, the amounts due to officers and directors consisted of cash balances in security accounts plus accrued compensation totaling $3,036,817. Amounts paid or received on these accounts occur in the normal course of business.

b. **Subordinated borrowings**

Six subordinated loan agreements totaling $650,000 are with current and former officers and directors of the Company (see note 9). Interest expense associated with the subordinated borrowings totaled $32,500 during the year ended June 30, 2021.

c. **Other borrowings**

From time to time the Company borrows funds from shareholders to meet the daily cash needs of the Company. During the year ended June 30, 2021 the Company paid a shareholder $9,300 in interest for advancing funds to the Company. There was no outstanding balance owed as of June 30, 2021.

Notes to Financial Statements – continued

    d.   **Receivable from shareholder**

The Company had an agreement with a corporate shareholder to reimburse the Company for wages paid to a specific employee through March 31, 2020. As of June 30, 2021, the amount due to the Company under this agreement was paid in full.

15.   **FAIR VALUE MEASUREMENT**

FASB ASC 820 establishes a framework for measuring fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market.

The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1:   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2:   Observable inputs other than quoted prices included in Level 1 which are observable for asset or liability either directly or indirectly. These inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:   Unobservable inputs for the asset or liability to the extent relevant observable inputs are not available, representing the Company's own assumption about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

Trading Securities - Valued at the bid price reported in the active market in which the individual securities are traded.

Securities sold not yet purchased - Valued at the ask price reported in the active market in which the individual securities are traded.

Notes to Financial Statements – continued

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets and liabilities (if any) at fair value as of June 30, 2021:

Assets	Level 1	Level 2	Level 3	Total
Trading securities	$ 88,006	$ --	$ --	$ 88,006
Totals	$ 88,006	$ --	$ --	$ 88,006

16. **RISK MANAGEMENT**

Transactions involving financial instruments involve varying degrees of market, credit and operating risk. The Company monitors its exposure to risk on a daily basis.

Market Risk

Market risk is the potential change in value of the financial instrument caused by unfavorable changes in interest rates and equity prices. Management is responsible for reviewing trading positions, exposure limits, profits and losses, and trading strategies. In the normal course of business, the Company purchases, and makes markets in non-investment grade securities. These activities expose the Company to a higher degree of market risk than is associated with investing or trading in investment grade instruments.

Operating Risk

Operating risk focuses on the Company's ability to accumulate, process and communicate information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls and losses attributable to operational problems all pose potential operating risks. In order to mitigate these risks, the Company has established and maintains an internal control environment which incorporates various control mechanisms throughout the organization. In addition, the Company periodically monitors its technological needs and makes changes as deemed appropriate.

Credit Risk

The Company's transactions with customers and other broker dealers are recorded on a trade date basis and are collateralized by the underlying securities. The Company's exposure to credit risk associated with nonperformance by customers or contra brokers is impacted by volatile or illiquid trading markets. Should either the customers or other broker dealers fail to perform, the Company may be required to complete the transactions at prevailing market prices. The Company manages credit risk by monitoring net exposure to individual counterparties on a regular basis. Historically, reserve requirements arising from instruments with off-balance-sheet risk have not been material.

Receivables and payables with clearing and other broker dealers are generally collateralized by cash deposits. Additional cash deposits are requested when considered necessary by the clearing organization or contra broker dealer.

Notes to Financial Statements – continued

Customer transactions are primarily entered in cash accounts. The Company maintains a few customer margin accounts which exposes the company to credit and market risks. However, this risk is minimized by the Company requirement that margin accounts must maintain at least a 2:1 ratio of securities to margin obligations.

Concentrations of credit risk that arise from financial instruments (whether on or off-balance sheet) exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors.

Concentration of Credit Risk

The Company's cash is deposited at one financial institution. Cash accounts at banks are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000. At June 30, 2021 the Company had approximately $7,284,837 in excess of the FDIC limit.

17. NET CAPITAL REQUIREMENTS

As a broker dealer, the Company is subject to the uniform net capital rule adopted and administered by the Securities and Exchange Commission. The rule requires maintenance of minimum net capital and prohibits a broker dealer from engaging in securities transactions at a time when its net capital falls below minimum requirements, as those terms are defined by the rule. Under the alternative method permitted by this rule, net capital shall not be less than the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. Also, the Company has a minimum requirement based upon the number of securities' markets that the Company maintains. At June 30, 2021 the Company's net capital was $8,992,576 which was $8,742,576 in excess of the minimum required.

18. COMMITMENTS AND CONTINGENCIES

On February 27, 2018, an extended hearing panel of the Department of Enforcement of the Financial Industry Regulatory Authority, Inc., Office of Hearing Officers, issued its decision ordering fines aggregating $1.47 million for violations of the applicable short sales and anti-money laundering rules. The Company appealed the decision to the National Adjudicatory Council (NAC). On December 19, 2019 the NAC issued its decision ordering that the fines be reduced by $205,000 to an aggregate $1.265 million. The Company made a timely appeal to the Securities and Exchange Commission (SEC) to hear the case. Pursuant to FINRA Rules, the Company's timely appeal of the decision to the SEC deferred the effectiveness of the findings and sanctions. Due to the disparity in the range of fines of similar cases, the Company believes that the final amount is not reasonably estimable. The Company has booked a contingent liability totaling $100,000 which represents the estimated low end of the possible range of fines.

19. COVID-19

On January 30, 2020, the World Health Organization ("WHO") announced a global health emergency because of a new strain of coronavirus ("COVID-19"). In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

The full impact of the COVID-19 outbreak continues to evolve. Management has taken steps to implement social distancing and remote computing capabilities to protect its workforce and customers from COVID-19. Although the impact that the pandemic will ultimately have on the Company's financial condition and future results of operations is not yet know, management does not believe the Company will be materially negatively impacted.

Notes to Financial Statements – continued

20.   **SUBSEQUENT EVENTS**

On July 16, 2021 the Company and several of its officers entered into a settlement agreement with the Financial Industry Regulatory Authority (FINRA) relating to a disciplinary proceeding that was filed by FINRA in 2019. The disciplinary proceeding related to trades in a particular security that took place in 2015 which the regulators believed were not supervised properly. Without admitting or denying the allegations, the Company agreed to pay fines totaling $590,000 and several of officers agreed to serve 2-year suspensions. The fines were accrued on the books and records of the Company as of June 30, 2021 and were paid in full on August 6, 2021.

On August 5, 2021 the Company was notified that the SBA approved the Company's request to forgive the $494,782 Paycheck Protection Program loan in full. The forgiveness of debt income will be recognized in the fiscal year ending June 30, 2022.

Management has evaluated subsequent events through August 31, 2021, the date which the financial statements were available to be issued and has determined there are no subsequent events to be reported.

WILSON-DAVIS & COMPANY, INC.

SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED

JUNE 30, 2021

WILSON-DAVIS & COMPANY, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL
AS OF JUNE 30, 2021

Total stockholders' equity		$ 8,367,187
Deduct: equity not allowable for net capital		--
Add: allowance for doubtful accounts		50,000
Add: qualified PPP expenses paid to date		494,782
Total stockholders' equity qualified for net capital		8,911,969
Liabilities subordinated to claims of general creditors allowable in computation of net capital		650,000
Total capital and allowable subordinated liabilities		9,561,969
Deductions and/or charges:		
Total non-allowable assets from Statement of Financial Condition	$ 547,840	
Aged fails-to-deliver	7,334	
Aged fails-to-receive	1,667	
Total deductions and/or charges		556,841
Net capital before haircuts on securities positions		9,005,128
Haircuts on securities:		
Trading and investment securities:		
Stocks and warrants	12,552	
Money market funds	--	
Undue concentration	--	
Total haircuts		12,552
Net capital		$ 8,992,576

See reconciliation to respondent's unaudited computation on page 22.

WILSON-DAVIS & COMPANY, INC.
SCHEDULE II
RECONCILIATION TO RESPONDENT'S UNAUDITED COMPUTATION
JUNE 30, 2021

Net capital per respondent's unaudited computation	$ 8,992,576
Net adjustments to stockholders' equity	--
(Increase) in non-allowable assets	--
(Increase) in aged fails to deliver and receive	--
(Increase) in securities haircuts	--
Net capital per audit	$ 8,992,576

WILSON-DAVIS & COMPANY, INC.
SCHEDULE III
COMPUTATION FOR DETERMINATION OF CUSTOMER ACCOUNT
RESERVE OF BROKER AND DEALERS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2021

CREDIT BALANCES

Free credit balances and other credit balances in customers' security accounts	$ 53,892,633	
Customers' securities failed to receive	810,000	
Credit balances in firm accounts which are attributable to principal sales to customers	--	
Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	262,552	
Other	47,874	
TOTAL CREDITS		$ 55,013,059

DEBIT BALANCES

Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	533,473	
Failed to deliver of customers' securities not older than 30 calendar days	--	
Aggregate debit items		533,473
Less 3% (for alternative method only – see Rule 15c3-1 (f)(5)(i)		(16,004)
TOTAL DEBITS		517,469

RESERVE COMPUTATION

Excess of total debits over total credits	--
Excess of total credits over total debits	54,495,590
Amount held on deposit in "Reserve Bank Account(s)", at end of reporting period	57,575,000
Amount of deposit (or withdrawal)	(2,775,000)
New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal	$ 54,800,000
Date of deposit or withdrawal	07/01/21

See reconciliation to respondent's unaudited computation on page 24.

WILSON-DAVIS & COMPANY, INC.
SCHEDULE IV
RECONCILIATION OF COMPUTATION FOR DETERMINATION
OF CUSTOMER ACCOUNT RESERVE REQUIREMENTS UNDER RULE 15c3-3
JUNE 30, 2021

	Debits	Credits
Totals per respondent's unaudited computation	$ 517,469	$ 55,013,059
Increase in unconfirmed securities at transfer in excess of 40 days	--	--
(Decrease) in principal shorts to customers	--	--
Increase (decrease) in customer accounts	--	--
Increase in customer securities failed to deliver/receive	--	--
(Increase) in 3% of debit items (alternative method)	--	--
Totals per audit	$ 517,469	$ 55,013,059

Note: The Company computes the determination of reserve requirements under Rule 15c3-3 on a settlement date basis.

WILSON-DAVIS & COMPANY, INC.
SCHEDULE V
COMPUTATION FOR DETERMINATION OF PAB ACCOUNT
RESERVE OF BROKER AND DEALERS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2021

CREDIT BALANCES

Free credit balances and other credit balances in PAB security accounts	$ 100,000	
PAB securities failed to receive	--	
Fair value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	--	
TOTAL CREDITS		**$ 100,000**

DEBIT BALANCES

Debit balances in PAB cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	--	
Failed to deliver of PAB securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)	--	
TOTAL DEBITS		--

RESERVE COMPUTATION

Excess of total PAB debits over total credits	--
Excess of total PAB credits over total debits	100,000
Amount held on deposit in "Reserve Bank Account(s)", at end of reporting period	200,000
Amount of deposit (or withdrawal)	--
New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal	$ 200,000
Date of deposit or withdrawal	

See reconciliation to respondent's unaudited computation on page 26.

WILSON-DAVIS & COMPANY, INC.
SCHEDULE VI
RECONCILIATION OF COMPUTATION FOR DETERMINATION
OF PAB ACCOUNT RESERVE REQUIREMENTS UNDER RULE 15c3-3
JUNE 30, 2021

	Debits	Credits
Totals per respondent's unaudited computation	$ --	$ 100,000
Increase in unconfirmed securities at transfer in excess of 40 days	--	--
Increase in PAB securities failed to deliver/receive	--	--
Totals per audit	$ --	$ 100,000

WILSON-DAVIS & COMPANY, INC.
SCHEDULE VII
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
AS OF JUNE 30, 2021

State the market valuation and the number of items of:

Customers' fully paid securities and excess margin securities not in
the respondent's possession or control as of the report date (for which
instructions to reduce to possession or control had been issued as of the
report date) but for which the required action was not taken by respondent
within the time frames specified under Rule 15c3-3. $ 262,553

Number of items   9

The system and procedures utilized in complying with the requirement to
maintain physical possession or control of customers' fully paid and excess
margin securities have been tested and are functioning in a manner adequate
to fulfill the requirements of Rule 15c3-3.   Yes   X   No



Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Wilson-Davis & Company, Inc.

We have examined Wilson-Davis & Company, Inc.'s statements, included in the accompanying Compliance Report, that *(a)* Wilson-Davis & Company, Inc.'s internal control over compliance was effective during the most recent fiscal year ended June 30, 2021; *(b)* Wilson-Davis & Company, Inc.'s internal control over compliance was effective as of June 30, 2021; *(c)* Wilson-Davis & Company, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2021; and *(d)* the information used to state that Wilson-Davis & Company, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from Wilson-Davis & Company, Inc.'s books and records. Wilson-Davis & Company, Inc.'s management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing Wilson-Davis & Company, Inc. with reasonable assurance that non-compliance with 17 C.F.R. §240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or NASD Rule 2340, *Customer Account Statements*, of The Financial Industry Regulatory Authority, Inc. that requires account statements to be sent to the customers of Wilson-Davis & Company, Inc. will be prevented or detected on a timely basis. Our responsibility is to express an opinion on Wilson-Davis & Company, Inc.'s statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether Wilson-Davis & Company, Inc.'s internal control over compliance was effective as of and during the most recent fiscal year ended June 30, 2021; Wilson-Davis & Company, Inc. complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2021; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2021 was derived from Wilson-Davis & Company, Inc.'s books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating Wilson-Davis & Company, Inc.'s compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from Wilson-Davis & Company, Inc.'s books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, Wilson-Davis & Company, Inc.'s statements referred to above are fairly stated, in all material respects.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
August 31, 2021

PrimeGlobal
An Association of Independent Accounting Firms

An independently owned member
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Wilson-Davis & Company WD INVESTMENTS **236 So. Main St – Salt Lake City, UT 84101**
or PO Box 11587 Salt Lake City, Utah 84147
Member: Securities Investor Protection Corporation **SiPC** **Member:** National Association of Securities Dealers

COMPLIANCE REPORT

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Wilson-Davis & Company, Inc. hereby states to the best of our knowledge and belief:

a. Wilson-Davis & Company, Inc. has established and maintained internal control over compliance, as defined in Rule 17a-5.

b. Wilson-Davis & Company, Inc.'s internal control over compliance was effective during the most recent fiscal year ended June 30, 2021.

c. Wilson-Davis & Company, Inc.'s internal control over compliance was effective as of June 30, 2021.

d. Wilson-Davis & Company, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of June 30, 2021.

e. The information used to state that Wilson-Davis & Company, Inc. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from Wilson-Davis & Company, Inc.'s books and records.

f. Statements are sent to customers in accordance with FINRA Rule 2340 (formerly NASD Rule 2340).

William L. Walker
Secretary
Wilson-Davis & Company
August 31, 2021

Voice 801-532-1313 Fax 801-578-2823 Website www.wdco.com



Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Board of Directors and Shareholders
of Wilson-Davis & Company, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Wilson-Davis & Company, Inc. (the "Company") and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2021. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2021, with the Total Revenue amounts reported in Form SIPC-7 for the year ended June 30, 2021 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on Wilson-Davis & Company, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of Wilson-Davis & Company, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Wilson-Davis & Company, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Haynie & Company

Salt Lake City, Utah
August 31, 2021

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **6/30/2021**

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

14299 FINRA JUN
WILSON DAVIS & CO INC
PO BOX 11587
SALT LAKE CITY UT 84147-0587

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

William L. Walker 801-532-1313

2. A. General Assessment (item 2e from page 2)		$ 32,678
B. Less payment made with SIPC-6 filed (**exclude interest**)	01/26/21 Date Paid	(11,419)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		21,259
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 21,259

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☒ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 21,259

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Wilson-Davis & Co., Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Secretary
(Title)

Dated the 8 day of 30, 2021.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **7/1/2020**
and ending **6/30/2021**

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)

$ **21,831,031**

2b. Additions:

   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

   (2) Net loss from principal transactions in securities in trading accounts.

   (3) Net loss from principal transactions in commodities in trading accounts.

   (4) Interest and dividend expense deducted in determining item 2a.

   (5) Net loss from management of or participation in the underwriting or distribution of securities.

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

   (7) Net loss from securities in investment accounts.

       Total additions

2c. Deductions:

   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

   (2) Revenues from commodity transactions.

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

   (4) Reimbursements for postage in connection with proxy solicitation.

   (5) Net gain from securities in investment accounts.

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

   (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

   (Deductions in excess of $100,000 require documentation)

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ **45,698**

      (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ **17,895**

      Enter the greater of line (i) or (ii) **45,698**

      Total deductions **45,698**

2d. SIPC Net Operating Revenues $ **21,785,333**

2e. General Assessment @ .0015 $ **32,678**

(to page 1, line 2.A.)

32